GREAT SOUTHERN BANCORP, INC.

1451 East Battlefield

Springfield, Missouri 65804

April 13, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Great Southern Bancorp, Inc.

Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-237548)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Southern Bancorp, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement to April 15, 2020 at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

GREAT SOUTHERN BANCORP, INC.

By:	/s/ Rex A. Copeland
Name:	Rex A. Copeland
Title:	Treasurer